UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25	SEC File Number: 1-13412

NOTIFICATION OF LATE FILING	Cusip Number: 444144 10 9

(Check one) ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D   ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended:     September 30, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HUDSON TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

One Blue Hill Plaza

Address of Principal Executive Office (Street and Number)

Pearl River, NY 10965

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hudson Technologies, Inc. (the “Company”) was not in compliance with the applicable financial covenants, calculated as of June 30, 2019 and September 30, 2019, set forth in its (i) Term Loan Credit and Security Agreement, as amended, with U.S. Bank National Association, as agent, and the term loan lenders (the “Term Loan”) and (ii) Amended and Restated Revolving Credit and Security Agreement, as amended (the “Revolving Facility”), with PNC Bank, National Association, as administrative agent, collateral agent and lender, PNC Capital Markets LLC as lead arranger and sole bookrunner, and such other lenders thereunder.

The Company is currently seeking a waiver and/or amendment from its lenders under both the Term Loan and the Revolving Facility. As a result of the impact of foregoing discussions, the Company is not in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “10-Q”) on a timely basis. The Company is working diligently to resolve these matters and management currently believes that the Company will be in a position to file the aforementioned 10-Q, in any event, not later than November 18, 2019.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Coleman	(845)	735-6000
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2019, the Company’s revenues were $45.6 million, an increase of 13% compared to $40.5 million in the comparable 2018 period. The Company’s net income for the third quarter of 2019 was $3.1 million, or $0.07 per basic and diluted share, compared to a net loss of $13.9 million or ($0.33) per basic and diluted share in the third quarter of 2018. Net income was favorably impacted by $8.9 million of other income during the 2019 period arising from the settlement of a working capital adjustment dispute related to the Company’s acquisition of Aspen Refrigerants, Inc.

For the nine months ended September 30, 2019, the Company’s revenues were $136.3 million, a decrease of 3% compared to $140.8 million in the comparable 2018 period. The Company recorded lower of cost or net realizable value adjustments to its inventory of $9.2 million and $34.7 million during the second quarter of 2019 and 2018, respectively. Due in part to the impact of the inventory adjustments referenced above, the Company’s net loss for the first nine months of 2019 was $14.7 million, or ($0.34) per basic and diluted share, compared to a net loss of $47.6 million or ($1.12) per basic and diluted share in the first nine months of 2018.

HUDSON TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2019	By:	/s/ Nat Krishnamurti
Nat Krishnamurti
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).